Targanta Therapeutics Corporation

222 Third Street, Suite 2300

Cambridge, MA 02142-1122

October 5, 2007

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Barros

Re:	Targanta Therapeutics Corporation

S-1 Registration Statement, File No. 333-142842

Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective as of 5:00 p.m., Eastern Time, on October 9, 2007 or as soon thereafter as practicable.

Sincerely,

TARGANTA THERAPEUTICS CORPORATION

By: /s/ George A. Eldridge

Name: George A. Eldridge

Title: Senior Vice President, Chief Financial

          Officer, Treasurer and Assistant Secretary

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

October 5, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Targanta Therapeutics Corporation

Registration Statement on Form S-1

File No. 333-142842

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the proposed sale of the common stock of Targanta Therapeutics Corporation (the “Company”), hereby join in the request of the Company that the effectiveness of the Registration Statement on Form S-1 ( File No. 333-142842) be accelerated so that the Registration Statement may become effective by 5:00 p.m. Eastern Standard Time on October 9, 2007, or as soon thereafter as practicable.

Sincerely,

Credit Suisse Securities (USA) LLC

Cowen and Company, LLC

Lazard Capital Markets LLC

Leerink Swann LLC

By: Credit Suisse Securities (USA) LLC

BY:  /S/    JENNIFER JARRETT

        Name:  Jennifer Jarrett

        Title:  Director, Investment Banking

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

October 5, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Targanta Therapeutics Corporation

Registration Statement on Form S-1

File No. 333-142842

Ladies and Gentlemen:

The following information with respect to the distribution of the Preliminary Prospectus dated September 26, 2007 of Targanta Therapeutics Corporation is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-142842).

Please be advised that we have effected to date approximately the following distribution of the Preliminary Prospectus dated September 26, 2007:

No. of Copies dated September 26, 2007
To Prospective Underwriters	4,786
To Institutions	636
To Others	3
Total	5,425

Sincerely,

Credit Suisse Securities (USA) LLC

Cowen and Company, LLC

Lazard Capital Markets LLC

Leerink Swann LLC

BY: CREDIT SUISSE SECURITIES (USA) LLC

BY:  /S/    JENNIFER JARRETT

        Name:  Jennifer Jarrett

        Title:  Director, Investment Banking